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                                                                                                    --------------------------
                                                                                                    OMB Number :     3235-0101
                                                                                                    Expires: December 31, 2006
                                                                                                    Estimated average
                                                          UNITED STATES                             burden hours
                                               SECURITIES AND EXCHANGE COMMISSION                   per response...........2.0
                                                     Washington, D.C. 20549                         --------------------------
                                                                                                           SEC USE ONLY
                                                            FORM 144                                --------------------------
                                                                                                    DOCUMENT SEQUENCE NO.
                                              NOTICE OF PROPOSED SALE OF SECURITIES                 --------------------------
                                      PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933         CUSIP NUMBER
                                                                                                    --------------------------
ATTENTION: Transmit for filing 3 copies of this form concurrently with either                       WORK LOCATION
           placing an order with a broker to execute sale or executing a sale                       --------------------------
           directly with a market maker.

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
1(a)  NAME OF ISSUER (Please type or print)                   (b)  IRS IDENT. NO.                   (c) S.E.C. FILE NO.

Danka Business Systems PLC                                          98-0052869                       0-20828

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1(d)  ADDRESS OF ISSUER           STREET                 CITY             STATE       ZIP CODE      (e)    TELEPHONE NO.
                                                                                                         ---------------------
                                                                                                         AREA CODE    NUMBER
 11101 Roosevelt Boulevard, St. Petersburg, Florida  33716                                                 727        622-2100
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2(a) NAME OF PERSON FOR WHOSE     (b) IRS IDENT.   (c) RELATIONSHIP     (d)  ADDRESS   STREET      CITY      STATE     ZIP
     ACCOUNT THE SECURITIES            NO.             TO ISSUER                                                       CODE
      ARE TO BE SOLD

    P. Lang Lowrey III                                  Officer                42 West Brookhaven, Atlanta, Georgia    30319
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                       INSTRUCTION: The person filing this notice should contact the issuer to obtain the
                                    I.R.S. Identification Number and the S.E.C. File Number.
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3(a)                    |    (b)                              | SEC USE ONLY |  (c)                   |  (d)
   Title of the Class   |     Name and Address of Each        | -------------|      Number of Shares  |      Aggregate
   of Securities        |     Broker Through Whom the         | Broker Dealer|      or Other Units    |      Market
   To Be Sold           |     Securities are to be Offered    | File Number  |      To Be Sold (See   |      Value (See
                        |     or Each Market Maker who is     |              |      instr.(3)(c))     |      instr.(3)(d))
                        |     Acquiring the Securities        |              |                        |
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  American Depository        Bank New York Investment                                 565,219               $1,791,744
  Shares                          Center, Inc.                                                         (based upon November 11,
                                                                                                        2004 closing price
                                                                                                           of $3.17 per ADS)
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(e)                            (f)                                  (g)
   Number of Shares                 Appropriate                         Name of Each
   or Other Units                   Date of Sale (See                   Securities Exchange
   Outstanding                      instr.(3)(f))                       (See instr.(3)(g))
   (See instr.(3)(e))               (Mo. Day Yr.)
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   251,728,644 ordinary              November 15, 2004                    Nasdaq SmallCap
   shares, including
   49,519,547 represented
   by ADS
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INSTRUCTIONS:
  1. (a) Name of issuer                                                 3. (a) Title of the class of securities to be sold
     (b) Issuer's I.R.S. Identification Number                             (b) Name and address of each broker through whom
     (c) Issuer's S.E.C. file number, if any                                   the securities are intended to be sold
     (d) Issuer's address, including zip code                              (c) Number of shares or other units to be sold (if
     (e) Issuer's telephone number, including area code                        debt securities, give the aggregate face amount)
                                                                           (d) Aggregate market value of the securities to
  2. (a) Name of person for whose account the securities                       be sold as of a specified date within 10
         are to be sold                                                        days prior to the filing of this notice
     (b) Such person's I.R.S. identification number, if such               (e) Number of shares or other units of the class
         person is an entity                                                   outstanding, or if debt securities
     (c) Such person's relationship to the issuer (e.g., officer,              the face amount thereof outstanding,
         director, 10% stockholder, or member of immediate                     as shown by the most recent report or
         family of any of the foregoing)                                       statement published by the issuer
     (d) Such person's address, including zip code                         (f) Approximate date on which the securities
                                                                               are to be sold
                                                                           (g) Name of each securities exchange, if any, on
                                                                               which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                              SEC 1147 (01-04)

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                                                 TABLE I -- SECURITIES TO BE SOLD
                  Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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Title of            Date you           Nature of Acquisition Transaction        Name of Person from Whom Acquired
the Class           Acquired                                                    (If gift, also give date donor acquired)
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

American             March 31, 2001      Exercise and sell of options                Issuer
Depository
Shares
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-------------------------------------------------------------------------------------------------------------------------------
Amount of Securities                   Date of Payment                          Nature of Payment
    Acquired
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   565,219                             March 31, 2001                           Employee Stock Option
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INSTRUCTIONS:       If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

===============================================================================================================================
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                                       TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
                    Furnish the following information as to all securities of the issuer sold during the past
                             3 months by the person for whose account the securities are to be sold.
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                                                                                                Amount of
                                                                                                Securities          Gross
 Name and Address of Seller                 Title of Securities Sold        Date of Sale          Sold             Proceeds
-------------------------------------------------------------------------------------------------------------------------------

         None


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REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.            ATTENTION:
Information is to be given not only as to the person for                The person for whose account the securities to which this
whose account the securities are to be sold but also as to              notice relates are to be sold hereby represents by
all other persons included in that definition. In addition,             signing this notice that he does not know any material
information shall be given as to sales by all persons whose             adverse information in regard to the current and
sales are required by paragraph (e) of Rule 144 to be                   prospective operations of the Issuer of the securities
aggregated with sales for the account of the person filing              to be sold which has not been publicly disclosed.
this notice.


                November 12, 2004                                                   By:    /s/ P. Lang Lowrey, III
    --------------------------------------------                             -----------------------------------------------
                  DATE OF NOTICE                                                            (SIGNATURE)


                 The notice shall be signed by the person for whose account the securities are to be sold.
                                  At least one copy of the notice shall be manually signed.
                           Any copies not manually signed shall bear typed or printed signatures.

  ---------------------------------------------------------------------------------------------------------------------------
     ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
  ---------------------------------------------------------------------------------------------------------------------------

                                                                                                             SEC 1147 (01-04)

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